Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	www.cameco.com	Saskatoon Saskatchewan Canada

Cigar Lake Operation Update

July 1, 2026

Cameco (TSX: CCO; NYSE: CCJ) today announced our Cigar Lake mine in northern Saskatchewan has temporarily suspended operations due to challenges at Orano’s McClean Lake mill, where Cigar Lake ore is processed.

Orano’s McClean Lake mill has encountered operational challenges with its sulfuric acid plant that caused it to shut down in order to repair the issue. Orano is currently working to bring the acid plant back online and is assessing options to obtain acid supply from an alternative source while it waits for replacement parts to complete the repair. With limited ore storage capacity at Cigar Lake, we have temporarily suspended mining activities until sufficient acid is available to allow milling to resume at McClean Lake.

At present, we expect the McClean Lake mill to return to operation in approximately two weeks, and we do not expect the disruption to impact our 2026 production outlook for Cigar Lake. However, there is a risk that the repairs to the acid plant take longer than planned and that mining at Cigar Lake is unable to resume on the expected schedule. Depending on the duration of any additional delays, our 2026 production outlook could be impacted.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include the temporary nature of the suspension, our expectations regarding the return to regular operations at the McClean Lake mill, and our expectations regarding the impact on our 2026 production outlook for Cigar Lake. Material risks that could lead to different results include the possibility of a longer suspension of operations, due to the repairs to the acid plant taking longer than expected, difficulties in sourcing sulfuric acid from an alternative source, or for other reasons. In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding the future availability of sulfuric acid and length of the period of disruption. Please also see our most recent annual information form, and our most recent annual and quarterly management’s discussion and analysis, for a discussion of other risks that could impact our Cigar Lake 2026 production outlook. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker

306-716-6782	306-385-5541

cory_kos@cameco.com	veronica_baker@cameco.com